On January 13, 2011, Staff notified CleanTech Innovations, Inc. (Company) that it determined to delist the Company based on its broad discretionary authority under Rule 5101 and the Companys failure to comply with Rules 5205(e) and 5250(a)(1). On January 20, 2011, the Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A Panel hearing was held on February 24, 2011. On February 28, 2011, the Panel issued a decision that denied the Companys request for continued listing and determined to delist the Companys securities. On February 28, 2011, the Company exercised its right to appeal the February 28, 2011 Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). Pursuant to the Panel decision, the Companys securities were suspended from trading at the open of trading on March 2, 2011. On May 19, 2011, the Council remanded the matter to the Panel for further fact finding and consideration. On May 26, 2011, the Company was provided notice that the May 19, 2011 Council decision was stayed to allow the record to be reopened so that Staff could address an ex parte communication in the record. On July 22, 2011, the Council issued a decision that affirmed the Panel decision to delist the Companys securities. On November 23, 2011, the Company was provided notice that the Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).